SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2025

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni launches the new share buyback program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name: Paola Mariani
Title: Head of Corporate
Secretary’s Staff Office

Date: May 16, 2025

Eni launches the new share buyback program

San Donato Milanese (Milan), 16 May 2025 - Eni announces that, following the authorization granted by the Shareholders' Meeting held on 14 May 2025, the new share buyback program (the "new Share Buyback Program") will be launched in the next days.

The new Share Buyback Program, to be executed by April 2026, will concern up to a maximum of 315 million of Eni’s shares (approximately 10% of share capital), up to a total maximum of €1.5 billion, as announced on 27 February 2025 in the context of the Capital Markets Update. This amount may be increased up to a total maximum of €3,5 billion, in case of upside scenarios of the Cash Flow From Operations.

The new Share Buyback Program will have the purpose of paying to the Shareholders an additional remuneration compared to the distribution of dividends, therefore, the treasury shares acquired will be cancelled without reduction of the share capital, by July 2026, in accordance with the resolutions of the Shareholders’ Meeting held on 14 May 2025.

The purchases will be executed on the Euronext Milan through an authorized agent, who will act independently, also in relation to the timing of transactions and will be disclosed to the market in accordance with the terms and conditions set out in the laws and regulations in force.

Eni Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com